Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Discovery Laboratories, Inc. for the registration of up to $100,000,000 of shares of its common and preferred stock and debt securities and to the incorporation by reference therein of our reports dated March 11, 2005, with respect to the consolidated financial statements of Discovery Laboratories, Inc., Discovery Laboratories, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Discovery Laboratories, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

Ernst & Young LLP

Philadelphia, Pennsylvania
October 7, 2005